Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 2 to Registration Statement (333-153425) on Form S-3 of Sempra Energy of our reports dated February 25, 2008, relating to the consolidated financial statements and financial statement schedule of Sempra Energy and subsidiaries (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of new accounting standards) and the effectiveness of Sempra Energy’s internal control over financial reporting, appearing in and incorporated by reference in the Annual Report on Form 10-K of Sempra Energy for the year ended December 31, 2007, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

San Diego, CA

December 11, 2008